Exhibit 99.1

THIRD QUARTER REPORT

SEPTEMBER 30, 2014

TABLE OF CONTENTS

ITEM 1.	Financial Statements

Unaudited Interim Consolidated Balance Sheets as at September 30, 2014 and December 31, 2013

Unaudited Interim Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2014 and 2013

Unaudited Interim Consolidated Statements of Comprehensive Loss for the Three and Nine Month Periods ended September 30, 2014 and 2013

Unaudited Interim Consolidated Statement of Equity for the Nine Month Period ended September 30, 2014

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2014 and 2013

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	September 30,	December 31,
	2014	2013
(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$345,177	$56,275
Accounts receivable	11,426	2,456
Due from related parties	4,184	5,050
Inventories (Note 3)	548,617	812,187
Prepaid expenses	25,575	21,872
Current assets held for sale (Note 2)	48,184	74,987

TOTAL CURRENT ASSETS	983,163	972,827

LONG-TERM INVESTMENTS (Note 4)	37,982	49,863
OTHER LONG-TERM INVESTMENTS (Note 5)	204,135	254,253
INVENTORIES (Note 3)	166,354	130,342
PROPERTY, PLANT AND EQUIPMENT (Note 6)	6,641,613	6,765,270
OTHER ASSETS	11,383	80,109
NON-CURRENT ASSETS HELD FOR SALE (Note 2)	187,907	343,027

TOTAL ASSETS	$8,232,537	$8,595,691

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$278,717	$356,747
Payable to related parties	52,489	246,296
Deferred revenue	159,345	106,799
Interim and bridge funding facilities (Note 8)	—	2,142,792
Current liabilities held for sale (Note 2)	32,909	34,287

TOTAL CURRENT LIABILITIES	523,460	2,886,921

RIGHTS OFFERING DERIVATIVE LIABILITIES (Note 9 (c))	—	928,280
ASSET RETIREMENT OBLIGATIONS	101,292	98,240
NON-CURRENT LIABILITIES HELD FOR SALE (Note 2)	98,872	104,164

TOTAL LIABILITIES	723,624	4,017,605

CONTINGENCIES (Note 20)

EQUITY

SHARE CAPITAL (Note 9)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding 2,012,298,797 (2013 - 1,006,116,602) common shares	12,394,283	9,150,621
ADDITIONAL PAID-IN CAPITAL	1,555,148	1,548,287
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 10)	(3,785)	2,519
DEFICIT	(5,816,401)	(5,736,763)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	8,129,245	4,964,664
NONCONTROLLING INTERESTS (Note 11)	(620,332)	(386,578)

TOTAL EQUITY	7,508,913	4,578,086

TOTAL LIABILITIES AND EQUITY	$8,232,537	$8,595,691

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(Unaudited)

REVENUE (Note 12)	$466,144	$—	$1,010,173	$—

COST OF SALES (Note 13)	(379,969)	—	(858,140)	—

EXPENSES
Other operating expenses (Note 14)	(52,484)	(69,805)	(167,396)	(131,417)
General and administrative	(6,015)	(12,117)	(21,366)	(44,940)
Exploration and evaluation	(2,124)	(14,788)	(7,832)	(30,978)
Depreciation	(3,496)	(450)	(7,573)	(1,283)
Accretion of asset retirement obligations	(1,719)	(1,234)	(5,231)	(4,400)
Gain on sale of other mineral property rights	—	—	14,019	—
Write-down of carrying value of materials and supplies inventory	(8,480)	—	(10,302)	—
Write-down of carrying value of property, plant and equipment	—	—	(8,170)	—

TOTAL EXPENSES	(454,287)	(98,394)	(1,071,991)	(213,018)

OPERATING INCOME (LOSS)	11,857	(98,394)	(61,818)	(213,018)

OTHER INCOME (EXPENSES)
Interest income	1,283	1,994	4,267	13,707
Interest expense	(192)	(3,667)	(7,014)	(6,246)
Foreign exchange gains (losses)	996	3,217	4,032	(23)
Change in fair value of derivatives (Note 9 (c))	—	—	(32,970)	—
Other income (Note 15)	—	—	2,572	608

INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	13,944	(96,850)	(90,931)	(204,972)
Provision for income and other taxes	(12,154)	(20,446)	(38,073)	(39,454)
Share of loss of significantly influenced investees	—	(505)	—	(3,029)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	1,790	(117,801)	(129,004)	(247,455)
LOSS FROM DISCONTINUED OPERATIONS (Note 2)	(142,215)	(50,240)	(182,165)	(185,227)

NET LOSS	(140,425)	(168,041)	(311,169)	(432,682)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 11)	101,788	74,009	231,531	182,343

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(38,637)	$(94,032)	$(79,638)	$(250,339)

NET INCOME (LOSS) ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$40,821	$(65,262)	$22,240	$(144,451)
DISCONTINUED OPERATIONS	(79,458)	(28,770)	(101,878)	(105,888)

	$(38,637)	$(94,032)	$(79,638)	$(250,339)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$0.02	$(0.06)	$0.01	$(0.14)
DISCONTINUED OPERATIONS	(0.04)	(0.03)	(0.05)	(0.11)

	$(0.02)	$(0.09)	$(0.04)	$(0.25)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (c))	2,012,299	1,006,036	1,964,352	1,005,802

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(Unaudited)

NET LOSS	$(140,425)	$(168,041)	$(311,169)	$(432,682)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized (losses) gains on available-for-sale equity securities, net of tax expense of $141, $nil, $5,734, $nil (Note 4 (a))	(4,868)	16,698	(16,628)	16,414
Unrealized gains (losses) on available-for-sale debt securities, net of tax of $nil, $nil, $nil, $nil (Note 5)	2,421	(1,437)	10,991	(13,650)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	—	2,172	—	(23,124)

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(2,447)	17,433	(5,637)	(20,360)

TOTAL COMPREHENSIVE LOSS	$(142,872)	$(150,608)	$(316,806)	$(453,042)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(42,054)	$(77,733)	$(85,942)	$(257,228)
Noncontrolling interests	(100,818)	(72,875)	(230,864)	(195,814)

	$(142,872)	$(150,608)	$(316,806)	$(453,042)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit	Noncontrolling Interests	Total
(Unaudited)
	Number of Common Shares	Amount

Balances, December 31, 2013	1,006,116,602	$9,150,621	$1,548,287	$2,519	$ (5,736,763)	$(386,578)	$4,578,086
Net loss	—	—	—	—	(79,638)	(231,531)	(311,169)
Other comprehensive (loss) income	—	—	—	(6,304)	—	667	(5,637)
Shares issued for:
Rights offering (Note 9 (c)), net of issue costs of $79,775	1,006,116,602	3,243,245	—	—	—	—	3,243,245
Exercise of stock options	59,840	398	(265)	—	—	—	133
Share purchase plan	5,753	19	—	—	—	—	19
Other increase (decrease) in noncontrolling interests (Note 11)	—	—	2,897	—	—	(2,890)	7
Stock-based compensation	—	—	4,229	—	—	—	4,229

Balances, September 30, 2014	2,012,298,797	$12,394,283	$1,555,148	$(3,785)	$(5,816,401)	$(620,332)	$7,508,913

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(Unaudited)

OPERATING ACTIVITIES
Cash provided by (used in) operating activities (Note 16)	$247,538	$(301,437)	$246,466	$(617,358)

INVESTING ACTIVITIES
Proceeds from redemption of other long-term investments	—	—	—	6,048
Proceeds from sale of other mineral property rights	—	—	4,000	—
Proceeds from deferred consideration	—	235,000	—	235,000
Expenditures on property, plant and equipment	(67,445)	(98,732)	(188,954)	(853,037)
Proceeds from other assets	—	—	168	7,961

Cash (used in) provided by investing activities of continuing operations	(67,445)	136,268	(184,786)	(604,028)
Cash used in investing activities of discontinued operations (Note 2)	(1,387)	(12,193)	(2,912)	(18,439)

Cash (used in) provided by investing activities	(68,832)	124,075	(187,698)	(622,467)

FINANCING ACTIVITIES
Issue of share capital	100	262	2,288,573	1,640
Proceeds from bridge funding facility (Note 8)	—	433,659	62,373	433,659
Repayment of interim and bridge funding facilities (Note 8)	—	(235,000)	(2,191,635)	(235,000)
Proceeds from credit facilities (Note 7)	—	—	143,826	—
Repayment of credit facilities (Note 7)	(30,000)	—	(90,000)	—

Cash (used in) provided by financing activities of continuing operations	(29,900)	198,921	213,137	200,299
Cash provided by financing activities of discontinued operations (Note 2)	2	30	9	4,584

Cash (used in) provided by financing activities	(29,898)	198,951	213,146	204,883

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(77)	(76)	(81)	(3,118)

NET CASH INFLOW (OUTFLOW)	148,731	21,513	271,833	(1,038,060)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	201,214	103,311	78,112	1,162,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$349,945	$124,824	$349,945	$124,824
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	(4,768)	(38,378)	(4,768)	(38,378)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$345,177	$86,446	$345,177	$86,446

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$260,161	$76,429	$260,161	$76,429
Short-term money market instruments	85,016	10,017	85,016	10,017

	$345,177	$86,446	$345,177	$86,446

Supplementary cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are the same as those set out in the audited consolidated financial statements of Turquoise Hill Resources Ltd. (the “Company”) for the year ended December 31, 2013, other than as described in Note 1(d).

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2013.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2014 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2014, or future operating periods. For further information, see the Company’s annual consolidated financial statements for the year ended December 31, 2013, including the accounting policies and notes thereto.

The Company has three segments: Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper-gold mine in southern Mongolia; SouthGobi Resources Ltd. (56.0% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; and the Company’s corporate division, including the remaining small exploration projects in Mongolia. As of 29 July 2014, the SouthGobi segment has been classified as held for sale and discontinued operations in the financial statements (see Note 2). The Company sold its Indonesian exploration assets and operations in September 2014.

References to “Cdn$” refer to Canadian currency, “A$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Turquoise Hill”.

(c)	Comparative figures

In January 2014, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 9 (c)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods prior to the rights offering have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three and nine months ended September 30, 2013 have been multiplied by a factor of 1.29.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Accounting changes

•

In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2014 and had no impact on the Company’s consolidated balance sheet or results of operations.

•

In April 2014, ASC guidance was updated related to discontinued operations which changed the criteria for determining which disposals can be presented as discontinued operations and modified related disclosure requirements. The updated guidance requires an entity to only classify discontinued operations due to a major strategic shift or a major effect on an entity’s operations in the financial statements. The updated guidance requires additional disclosures relating to discontinued operations. The updated guidance was adopted for the Company’s interim period beginning April 1, 2014 and will be applied prospectively to all disposals or classifications as held for sale that occur on or after that date including the classification of SouthGobi as held for sale as described in Note 2(a).

The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

(e)	Recent accounting pronouncements

•

In January 2014, ASC guidance was issued relating to service concession arrangements. This guidance states that certain service concession arrangements with public-sector grantors are not within the scope of lease accounting. Operating entities entering into these arrangements should not recognize the related infrastructure as its property, plant and equipment and should apply other accounting guidance. The updated guidance becomes effective for the Company beginning January 1, 2015.

•

In May 2014, ASC guidance was issued related to revenue recognition from contracts with customers. The new standard provides a five-step approach to be applied to all contracts with customers and also requires expanded disclosures about revenue recognition. The updated guidance becomes effective for the Company beginning January 1, 2017.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2015 or later.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS

(a)	SouthGobi

On July 29, 2014, the Company announced that it had entered into a sale and purchase agreement with National United Resources Holdings Limited (the “Purchaser”), a Hong Kong-based public company listed on the main board of the Stock Exchange of Hong Kong (the “SEHK”), providing for the sale to the Purchaser of a 29.95% stake in SouthGobi.

Under the terms of the agreement, which was effected in accordance with and in reliance upon the “private agreement” exemption under the Canadian takeover bid regime and in accordance with the Hong Kong Code on Takeovers and Mergers, Turquoise Hill has agreed to sell 56,102,000 common shares that it owns in the capital of SouthGobi to the Purchaser at a price of Cdn$0.455 per common share, following which Turquoise Hill would continue to hold 48,705,155 shares of SouthGobi, representing approximately a 26% stake in SouthGobi. Under the terms of the agreement, the Company is to receive approximately Cdn$12.8 million in cash at closing and deferred consideration of approximately Cdn$12.8 million due one year after the closing of the transaction.

Closing is subject to certain conditions, including the SEHK approving the circular to be provided to the Purchaser’s shareholders for a vote on the transaction and the Purchaser’s shareholders approving the transaction. The Purchaser has not yet issued the circular for purposes of conducting a shareholder vote and a delay in the Purchaser’s shareholders approving the transaction would impact the timing of the closing.

The Company had been considering divestment of its interest in SouthGobi to allow it to focus on the operation and development of the Oyu Tolgoi mine. Upon signing of the sale and purchase agreement on July 29, 2014, the reporting segment for SouthGobi was considered to be a disposal group held for sale and a discontinued operation. The assets and liabilities of the Company’s subsidiary SouthGobi are classified as held for sale in the consolidated balance sheet and the operations and cash flows of SouthGobi are presented as discontinued operations in the consolidated statements of operations and cash flows, respectively. Comparative amounts for all periods have been reclassified accordingly.

Upon classification of the SouthGobi disposal group as held for sale, the Company remeasured SouthGobi at the lower of its carrying value and fair value less cost to sell. The Company calculated the fair value less cost to sell based on the consideration contained within the sale and purchase agreement as well as the current market price of the shares not being sold. As a result, the Company recorded an impairment of $125 million against property, plant and equipment within the disposal group.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(a)	SouthGobi (continued)

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	September 30,	December 31,
	2014	2013

Cash and cash equivalents	$4,768	$21,837
Accounts receivable	424	2,397
Due from related parties	22	20
Inventories	35,498	39,227
Prepaid expenses	7,472	11,506

Current assets held for sale	$48,184	$74,987

Long-term investments	$31,218	$29,867
Property, plant and equipment	153,896	310,366
Other assets	2,793	2,794

Non-current assets held for sale	$187,907	$343,027

Accounts payable and accrued liabilities	9,197	29,593
Payable to related parties	737	1,396
Deferred revenue	13,649	997
Interest payable	9,326	2,301

Current liabilities held for sale	$32,909	$34,287

Convertible credit facility	$95,904	$97,096
Deferred income taxes	269	4,547
Asset retirement obligations	2,699	2,521

Non-current liabilities held for sale	$98,872	$104,164

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(a)	SouthGobi (continued)

The net loss reported in discontinued operations for all periods presented is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenue	$7,611	$15,651	$19,440	$26,178
Cost of sales	(18,546)	(34,498)	(61,964)	(89,656)
Write down of carrying value of property, plant and equipment	(125,000)	(272)	(125,277)	(5,194)
Other income and expenses	(7,676)	(10,674)	(21,771)	(36,942)

Loss before income taxes	$(143,611)	$(29,793)	$(189,572)	$(105,614)
(Provision for) recovery of income taxes	1,396	(3,919)	7,407	4,120

Loss from discontinued operations	$(142,215)	$(33,712)	$(182,165)	$(101,494)

Loss before income taxes attributable to Turquoise Hill Resources Ltd.	$(80,350)	$(16,982)	$(106,066)	$(60,200)

(b)	Inova

In August 2013, the Company’s Board of Directors committed to a plan to sell its investment in Inova in conjunction with a proposed bid by the Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. (“Shanxi”) to acquire the majority of shares of Inova for A$0.22 cash per share. In November 2013, Turquoise Hill completed the sale of all of its shares of Inova to Shanxi for $83.2 million (A$90.1 million) in cash.

Inova’s operations and cash flows for the three and nine month periods ended September 30, 2013 are presented as discontinued operations in the consolidated statements of operations and cash flows, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	DISPOSAL GROUP HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

(b)	Inova (continued)

The net loss reported in discontinued operations for all periods presented is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Revenue	$—	$25,489	$—	$112,738
Cost of sales	—	(31,343)	—	(134,852)
Write down of carrying value of property, plant and equipment	—	—	—	(26,699)
Other income and expenses	—	(10,674)	—	(34,920)

Loss before income taxes	$—	$(16,528)	$—	$(83,733)
(Provision for) recovery of income taxes	—	—	—	—

Loss from discontinued operations	$—	$(16,528)	$—	$(83,733)

Loss before income taxes attributable to Turquoise Hill Resources Ltd.	$—	$(9,272)	$—	$(46,974)

3.	INVENTORIES

	September 30,	December 31,
	2014	2013

Current
Copper-gold concentrate	$276,442	$544,183
Run-of-mine copper-gold stockpiles	10,572	5,206
Materials and supplies	261,603	262,798

	$548,617	$812,187

Noncurrent
Run-of-mine copper-gold stockpiles	$166,354	$130,342

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS

	September 30,	December 31,
	2014	2013
Available-for-sale equity securities (a)	$34,966	$42,656
Other equity securities, cost method (b)	3,016	7,207

	$37,982	$49,863

(a)	Available-for-sale equity securities

	September 30, 2014				December 31, 2013
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain (Loss)	Value
Ivanhoe Mines Ltd. (i)	5.4%	$31,156	$115	$31,271	6.4%	$26,965	$11,622	$38,587
Entrée Gold Inc. (ii)	9.4%	4,723	(1,070)	3,653	9.4%	4,723	(696)	4,027
Other	—	50	(8)	42	—	50	(8)	42

		$35,929	$(963)	$34,966		$31,738	$10,918	$42,656

(i)

At September 30, 2014, the Company held 19.8 million (December 31, 2013 – 11.7 million) freely tradeable Class A common shares of Ivanhoe Mines Ltd. (“Ivanhoe”) and a further 11.4 million (December 31, 2013 – 10.7 million) Class A common shares that are subject to certain trading restrictions that expire by June 30, 2015. The freely tradeable Class A common shares were valued based on their quoted market price. Whereas, a liquidity discount was applied to this quoted market price to value the Class A common shares that are subject to trading restrictions. The Company’s aggregate equity interest in Ivanhoe is 5.4%, including common shares accounted for using the cost method (Note 4 (b)(i)).

(ii)

During the three and nine month periods ended September 30, 2014, Turquoise Hill recorded an other-than-temporary impairment of $nil (2013 - $nil) and $nil (2013 - $1.5 million) respectively against its investment in Entrée Gold Inc. (“Entrée”) based on an assessment of the fair value of Entrée.

(b)	Other equity securities, cost method

	September 30, 2014		December 31, 2013
	Equity	Cost	Equity	Cost
	Interest	Basis	Interest	Basis

Ivanhoe Mines Ltd. (i)	5.4%	$2,901	6.4%	$7,092
Other	—	115	—	115

		$3,016		$7,207

(i)	As at September 30, 2014, the Company held 6.0 million (December 31, 2013 – 14.7 million) Class A common shares of Ivanhoe with trading restrictions exceeding one year, which are

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS (Continued)

(b)	Other equity securities, cost method (continued)

classified as a cost method investment because they do not have a readily determinable fair value. In accordance with the Lock-up Agreement signed by the Company and Ivanhoe in April 2013, the trading restrictions are lifted on a portion of these common shares every three months, with all of the common shares being freely tradeable by January 23, 2016.

The Company’s aggregate equity interest in Ivanhoe is 5.4%, including common shares classified as available-for-sale equity securities (Note 4 (a)(i)).

5.	OTHER LONG-TERM INVESTMENTS

	September 30,	December 31,
	2014	2013
Treasury Bill	$114,544	$109,294
Tax Prepayments	89,591	144,959

	$204,135	$254,253

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill was October 20, 2014 and the $115.0 million face value was repaid by the Mongolian Government on October 17, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayment balance is 1.59% compounding annually. Agreement was reached with the Mongolian Government on the application of the tax prepayment that taxes as at September 2013 would be offset at the rate of $5.0 million per month. Unless already offset fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

During the three and nine month periods ended September 30, 2014, Turquoise Hill offset $15.0 million (2013 - $nil) and $65.0 million (2013 - $nil) of the tax prepayment balance against Mongolian taxes.

Turquoise Hill designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity was uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments.

Changes in the fair value of available-for-sale investments are recognized during the period in other comprehensive income.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	OTHER LONG-TERM INVESTMENTS (Continued)

Turquoise Hill used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	September 30,	December 31,	September 30,	December 31,
	2014	2013	2014	2013
	T-Bill		Tax Prepayments
T-Bill Face Value	$115,000,000	$115,000,000	—	—
Tax Prepayments Remaining	—	—	$85,000,000	$150,000,000
Discount Rate	5.8%	6.6%	5.8%	6.6%
Term	20 days	0.8 years	1.1 years	1.4 years

Based on the discounted cash flow models as at September 30, 2014, the fair values of the T-Bill and tax prepayments were estimated at $114.5 million and $89.6 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized gain of $0.8 million (2013 - $0.3 million unrealized loss) and $2.9 million (2013 - $1.0 million unrealized loss) on the T-Bill and an unrealized gain of $1.6 million (2013 - $1.1 million unrealized loss) and $8.1 million (2013 - $12.6 million unrealized loss) on the tax prepayments in other comprehensive income for the three and nine month periods ended September 30, 2014.

6.	PROPERTY, PLANT AND EQUIPMENT

	September 30,			December 31,
	2014			2013
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Oyu Tolgoi, Mongolia	$4,127,158	$(419,508)	$3,707,650	$4,100,275	$(261,862)	$3,838,413

	$4,127,158	$(419,508)	$3,707,650	$4,100,275	$(261,862)	$3,838,413

Mineral property interests
Oyu Tolgoi, Mongolia	$949,992	$(72,701)	$877,291	$952,171	$(44,804)	$907,367
Other exploration projects	274	(266)	$8	1,252	(1,244)	8

	$950,266	$(72,967)	$877,299	$953,423	$(46,048)	$907,375

Other capital assets
Oyu Tolgoi, Mongolia	$30,150	$(14,745)	$15,405	$30,423	$(12,049)	$18,374
Other exploration projects	4,824	(4,341)	$483	4,656	(3,872)	784

	$34,974	$(19,086)	$15,888	$35,079	$(15,921)	$19,158

Capital works in progress
Oyu Tolgoi, Mongolia	$2,048,946	$(8,170)	$2,040,776	$2,000,324	$—	$2,000,324

	$2,048,946	$(8,170)	$2,040,776	$2,000,324	$—	$2,000,324

	$7,161,344	$(519,731)	$6,641,613	$7,089,101	$(323,831)	$6,765,270

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	CREDIT FACILITIES

	September 30,	December 31,
	2014	2013
Revolving credit facility (a)	$—	$—
Concentrate prepayment facility (b)	—	—

	$—	$—

(a)	Revolving Credit Facility

On February 24, 2014, Oyu Tolgoi signed an unsecured $200.0 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The revolving credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The revolving credit facility matures on the earlier of February 24, 2015 and the incurrence of certain other indebtedness.

During the nine months ended September 30, 2014, $90.0 million was drawn down on the revolving credit facility with $0.8 million of interest being incurred and $90.0 million of principal and $0.8 million of interest was repaid.

(b)	Concentrate Prepayment Facility

On February 20, 2014, Oyu Tolgoi signed a $126.0 million non-revolving copper-gold concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi could request the customer to prepay up to 80% of the provisional value of copper-gold concentrate produced for that customer but not yet delivered pursuant to a sales contract. Amounts prepaid by the customer bear interest at a fixed margin over LIBOR and are required to be used for Oyu Tolgoi’s working capital and general corporate purposes.

During the nine months ended September 30, 2014, a total of $53.8 million was prepaid by the customer to Oyu Tolgoi under the prepayment agreement with $0.7 million of interest being incurred, $37.1 million was offset against amounts invoiced to the customer and $17.4 million was reclassified to deferred revenue upon maturity on August 30, 2014.

8.	INTERIM AND BRIDGE FUNDING FACILITIES

	September 30,	December 31,
	2014	2013
Interim Funding Facility (a)	$—	$1,789,787
New Bridge Facility (b)	—	339,475
Interest payable	—	13,530

	$—	$2,142,792

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	INTERIM AND BRIDGE FUNDING FACILITIES (Continued)

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility (“Interim Funding Facility”) of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. All amounts owing under the Interim Funding Facility were repaid by January 14, 2014 with the proceeds from the 2014 rights offering and the facility was then cancelled.

Amounts advanced to the Company under the Interim Funding Facility bore interest at the weighted average rate of return earned by the Company on the aggregate Interim Funding Facility proceeds advanced to Oyu Tolgoi. During the nine month period ended September 30, 2014, the Interim Funding Facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. Any interest and fees incurred under the Interim Funding Facility were subject to a gross-up for applicable withholding taxes.

During the nine month period ended September 30, 2014, interest expense of $4.2 million (2013 - $92.6 million), including a gross-up for applicable withholding taxes, was incurred on the Interim Funding Facility, of which $nil (2013 - $87.3 million) was capitalized as Oyu Tolgoi mine development costs.

(b)	New Bridge Facility

In August 2013, Rio Tinto provided the Company with a secured $600 million bridge funding facility (“New Bridge Facility”) that was subject to a front end fee of $6.0 million, an interest rate of LIBOR plus 5.0% per annum on drawn amounts and a commitment fee of 2.0% per annum on undrawn amounts. Interest and fees incurred under the New Bridge Facility were subject to a gross-up for applicable withholding taxes. All amounts owing under the New Bridge Facility were repaid by January 13, 2014 with the proceeds from the 2014 rights offering and the facility was then cancelled.

During the nine month period ended September 30, 2014, interest expense of $0.8 million (2013 - $0.7 million) and commitment fees of $0.2 million (2013 - $1.2 million), each inclusive of a gross-up for applicable withholding taxes, were incurred on the New Bridge Facility, of which $nil (2013 - $4.7 million) was capitalized as Oyu Tolgoi mine development costs.

9.	SHARE CAPITAL

(a)	Rio Tinto Holdings

As at September 30, 2014, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2013 – 50.8%). In addition, as at September 30, 2014, Rio Tinto held 74.2 million Series D Warrants (December 31, 2013 – 74.2 million) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $8.20 and a further 74.2 million Anti-Dilution Series D Warrants (December 31, 2013 – nil) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	SHARE CAPITAL (Continued)

(b)	Share Options

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Turquoise Hill Resources Ltd.	$553	$1,521	$2,116	$7,588

During the nine month period ended September 30, 2014, 59,840 options were exercised, 2,296,821 options were cancelled, no options expired and as a result of the 2014 rights offering 1,014,235 options were granted.

During the three and nine month periods ended September 30, 2014, stock-based compensation of $0.5 million (2013 - $1.7 million) and $1.7 million (2013 - $3.2 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

(c)	2014 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 Memorandum of Agreement (“MOA”) and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2014 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees relating to the rights offering totalled approximately $79.8 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $2.40 or Cdn$2.53 subscription price. Furthermore, the Cdn$2.53 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	SHARE CAPITAL (Continued)

(c)	2014 Rights Offering (continued)

On December 3, 2013, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $1,016.2 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. This derivative financial liability comprised $500.1 million attributable to rights held by the Company’s noncontrolling shareholders and $516.1 million attributable to rights held by Rio Tinto. At each reporting period, the derivative financial liability was remeasured at fair value with changes recognized in earnings. During the nine month period ended September 30, 2014, the Company recognized a derivative loss of $33.0 million (2013 - $nil).

In January 2014, the derivative financial liability was settled as rights were exercised and a total of $962.3 million was reclassified from the derivative financial liability to share capital.

Under the terms of the 2013 MOA, Rio Tinto confirmed that it would take up its full basic subscription privilege, with respect to its 51% shareholding, and provide a standby commitment to subscribe for the common shares not subscribed for under the basic subscription privilege and the additional subscription privilege under the rights offering, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights were in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	January 13,			December 3,
	2014			2013
Ex-rights share price	Cdn$	3.61		$3.38
Risk-free rate of return		nil	%	0.08%
Spot Cdn$ exchange rate		0.92		0.94

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

Rio Tinto’s standby commitment over rights held by the Company’s noncontrolling shareholders was accounted for as a derivative financial asset. Its fair value was estimated as the difference between the estimated forward contract price, used to estimate the fair value of a right held by Rio Tinto, and the published market quotation for a right. During the rights offering period, there were no significant differences between these two prices, so no derivative financial asset was recognized.

The standby purchaser fee liability contained an embedded derivative as it was equal to 3% of the Canadian and U.S. dollar proceeds received upon the rights offering close. Therefore, the standby purchaser fee liability was accounted for as a derivative financial liability measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as other assets in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	SHARE CAPITAL (Continued)

(c)	2014 Rights Offering (continued)

During the nine month period ended September 30, 2014, the Company recognized a derivative gain of $1.1 million (2013 - $nil) associated with remeasuring the standby purchaser fee liability.

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gain (Loss) on Available- For-Sale Equity	Unrealized (Loss) Gain on Available- For-Sale Debt	Noncontrolling	Total Attributable to the
	Securities	Securities	Interests	Company

Balance, December 31, 2013	$16,972	$(16,195)	$1,742	$2,519

Change in other comprehensive (loss) income before reclassifications	(18,394)	10,991	(667)	(8,070)
Reclassifications from accumulated other comprehensive income	1,766	—	—	1,766

Net other comprehensive (loss) income	(16,628)	10,991	(667)	(6,304)

Balance, September 30, 2014	$344	$(5,204)	$1,075	$(3,785)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Consolidated Statement of Operations
	Three Months Ended September 30, 2014	Nine Months Ended September 30, 2014

Unrealized loss on available-for-sale equity securities:
Other-than-temporary impairment charges	$—	$(1,766)	Loss from discontinued operations

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	NONCONTROLLING INTERESTS

At September 30, 2014 there were noncontrolling interests in Oyu Tolgoi and SouthGobi:

	Noncontrolling Interests
	Oyu Tolgoi (a)	SouthGobi	Total
Balance, December 31, 2013	$(512,974)	$126,396	$(386,578)
Noncontrolling interests’ share of loss	(151,244)	(80,287)	(231,531)
Noncontrolling interests’ share of other comprehensive income (loss)	2,758	(2,091)	667
Changes in noncontrolling interests arising from other changes	—	(2,890)	(2,890)

Balance, September 30, 2014	$(661,460)	$41,128	$(620,332)

(a)

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at September 30, 2014, the cumulative amounts of such funding and unrecognized interest were $751.2 million (December 31, 2013 - $751.2 million) and $153.7 million (December 31, 2013 - $110.5 million) respectively.

12.	REVENUE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Copper-gold concentrate
Copper	$302,614	$—	$662,499	$—
Gold	158,461	—	335,793	—
Silver	5,069	—	11,881	—

	$466,144	$—	$1,010,173	$—

Revenues for the three and nine month periods ended September 30, 2014 are presented net of royalties of $25.4 million (2013 - $nil) and $54.9 million (2013 - $nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

13.	COST OF SALES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Production and delivery	$260,491	$—	$594,614	$—
Depreciation and depletion	119,478	—	260,744	—
Write-down of carrying value of inventory	—	—	2,782	—

	$379,969	$—	$858,140	$—

14.	OTHER OPERATING EXPENSES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Operating segment administration	$33,345	$58,190	$117,528	$106,381
Operational readiness	—	8,942	—	16,408
Care and maintenance costs	1,110	—	1,929	—
Selling expenses	16,694	—	34,359	—
Other	1,335	2,673	13,580	8,628

	$52,484	$69,805	$167,396	$131,417

15.	OTHER INCOME (EXPENSE)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Realized gains on foreign currency forward contracts	$—	$—	$2,572	$—
Unrealized gains on other long-term investments	—	—	—	238
Realized gains on other long-term investments	—	—	—	1,952
Write-down of carrying value of long-term investments	—			(1,582)

	$—	$—	$2,572	$608

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow provided by (used in) operating activities

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Net loss	$(140,425)	$(168,041)	$(311,169)	$(432,682)
Loss from discontinued operations	142,215	50,240	182,165	185,227
Items not involving use of cash
Concentrate prepayment facility offsets	(9,521)	—	(36,434)	—
Stock-based compensation	1,046	1,412	3,545	8,120
Accretion expense	1,719	1,234	5,231	4,400
Depreciation	122,974	450	268,317	1,283
Accrued interest income	(1,295)	(1,972)	(3,911)	(7,385)
Gain on sale of other mineral property rights	—	—	(14,019)	—
Unrealized gains on other long-term investments	—	—	—	(238)
Realized gains on other long-term investments	—	—	—	(1,952)
Change in fair value of derivative	—	—	32,970	—
Unrealized foreign exchange (gains) losses	(171)	33	(4)	515
Share of loss of significantly influenced investees	—	505	—	3,029
Write-down of carrying value of inventories	8,480	—	13,084	—
Write-down of carrying value of property, plant and equipment	—	—	8,170	—
Write-down of carrying value of long-term investments	—	—	—	1,582
Tax prepayment offsets	15,049	—	65,014	—
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	8,079	6,733	(9,006)	8,994
Due from related parties	(518)	(661)	866	(1,546)
Inventories	114,095	(223,952)	137,169	(407,511)
Prepaid expenses	(1,325)	(13,441)	(3,499)	(18,890)
(Decrease) increase in:
Accounts payable and accrued liabilities	(7,982)	17,425	(49,974)	54,821
Payable to related parties	(30,109)	(4,898)	(38,431)	(35,605)
Deferred revenue	27,891	33,301	35,154	33,301
Interest payable on long-term debt	—	—	(13,530)	—

Cash provided by (used in) operating activities of continuing operations	250,202	(301,632)	271,708	(604,537)
Cash (used in) provided by operating activities of discontinued operations	(2,664)	195	(25,242)	(12,821)

Cash provided by (used in) operating activities	$247,538	$(301,437)	$246,466	$(617,358)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013

Investing activities
Tax prepayment	$15,049	$—	$65,014	$—
Deferred consideration from sale of other mineral property rights	$—	$—	$10,000	$—

Financing activities
Rights offering (Note 9 (c))	$—	$—	$962,314	$—
Repayment of credit facility (Note 7 (b))	$(9,521)	$—	$(36,434)	$—
Reclassification of credit facility to deferred revenue (Note 7 (b))	$(17,392)	$—	$(17,392)	$—

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES

	Nine Months Ended September 30, 2014
	Oyu Tolgoi (a)	Corporate	Consolidated

REVENUE	$1,010,173	$—	$1,010,173

COST OF SALES	(858,140)	—	(858,140)

EXPENSES
Other operating expenses	(167,396)	—	(167,396)
General and administrative	—	(21,366)	(21,366)
Exploration and evaluation	(5,881)	(1,951)	(7,832)
Depreciation	(7,045)	(528)	(7,573)
Accretion of asset retirement obligations	(5,231)	—	(5,231)
Gain on sale of other mineral property rights	—	14,019	14,019
Write-down of carrying value of materials and supplies inventory	(10,302)	—	(10,302)
Write-down of carrying value of property, plant and equipment	(8,170)	—	(8,170)

TOTAL EXPENSES	(1,062,165)	(9,826)	(1,071,991)

OPERATING LOSS	(51,992)	(9,826)	(61,818)

OTHER INCOME (EXPENSES)
Interest income	1,853	2,414	4,267
Interest expense	(1,887)	(5,127)	(7,014)
Foreign exchange gains	3,659	373	4,032
Change in fair value of derivative	—	(32,970)	(32,970)
Other income	—	2,572	2,572

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(48,367)	(42,564)	(90,931)
Provision of income and other taxes	(37,281)	(792)	(38,073)
Share of loss of significantly influenced investees	—	—	—

NET LOSS FROM CONTINUING OPERATIONS	(85,648)	(43,356)	(129,004)

CAPITAL EXPENDITURES	$188,610	$344	$188,954

TOTAL ASSETS	$7,743,209	$253,237	$7,996,446

(a)

During the nine months ended September 30, 2014, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales in China. Revenue from the three largest customers was $310.5 million, $205.4 million and $187.3 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2014
	Oyu Tolgoi (a)	Corporate	Consolidated

REVENUE	$466,144	$—	$466,144

COST OF SALES	(379,969)	—	(379,969)

EXPENSES
Other operating expenses	(52,484)	—	(52,484)
General and administrative	—	(6,015)	(6,015)
Exploration and evaluation	(1,613)	(511)	(2,124)
Depreciation	(3,372)	(124)	(3,496)
Accretion of asset retirement obligations	(1,719)	—	(1,719)
Gain on sale of other mineral property rights	—	—	—
Write-down of carrying value of materials and supplies inventory	(8,480)	—	(8,480)
Write-down of carrying value of property, plant and equipment	—	—	—

TOTAL EXPENSES	(447,637)	(6,650)	(454,287)

OPERATING INCOME (LOSS)	18,507	(6,650)	11,857

OTHER INCOME (EXPENSES)
Interest income	458	825	1,283
Interest expense	(192)	—	(192)
Foreign exchange gains (losses)	1,131	(135)	996
Change in fair value of derivative	—	—	—
Other (expense) income	—	—	—

INCOME (LOSS) BEFORE INCOME TAXES AND OTHER ITEMS	19,904	(5,960)	13,944
Provision of income and other taxes	(12,153)	(1)	(12,154)
Share of loss of significantly influenced investees	—	—	—

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	7,751	(5,961)	1,790

CAPITAL EXPENDITURES	$67,383	$62	$67,445

TOTAL ASSETS	$7,743,209	$253,237	$7,996,446

(a)

During the three months ended September 30, 2014, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales in China. Revenue from the three largest customers was $140.8 million, $107.4 million and $50.4 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2013
	Oyu Tolgoi	Corporate	Consolidated

REVENUE	$—	$—	$—

COST OF SALES	—	—	—

EXPENSES
Other operating expenses	(131,417)	—	(131,417)
General and administrative	—	(44,940)	(44,940)
Exploration and evaluation	(26,307)	(4,671)	(30,978)
Depreciation	(707)	(576)	(1,283)
Accretion of asset retirement obligations	(4,400)	—	(4,400)
Gain on sale of other mineral property rights	—	—	—
Write-down of carrying value of materials and supplies inventory	—	—	—
Write-down of carrying value of property, plant and equipment	—	—	—

TOTAL EXPENSES	(162,831)	(50,187)	(213,018)

OPERATING LOSS	(162,831)	(50,187)	(213,018)

OTHER INCOME (EXPENSES)
Interest income	2,520	11,187	13,707
Interest expense	—	(6,246)	(6,246)
Foreign exchange gains (losses)	1,518	(1,541)	(23)
Change in fair value of derivative	—	—	—
Other income	—	608	608

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(158,793)	(46,179)	(204,972)
Provision of income and other taxes	(39,359)	(95)	(39,454)
Share of loss of significantly influenced investees	—	(3,029)	(3,029)

NET LOSS FROM CONTINUING OPERATIONS	(198,152)	(49,303)	(247,455)

CAPITAL EXPENDITURES	$852,539	$498	$853,037

TOTAL ASSETS	$7,736,958	$208,728	$7,945,686

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2013
	Oyu Tolgoi	Corporate	Consolidated

REVENUE	$—	$—	$—

COST OF SALES	—	—	—

EXPENSES
Other operating expenses	(69,805)	—	(69,805)
General and administrative	—	(12,117)	(12,117)
Exploration and evaluation	(13,815)	(973)	(14,788)
Depreciation	(243)	(207)	(450)
Accretion of asset retirement obligations	(1,234)	—	(1,234)
Gain on sale of other mineral property rights	—	—	—
Write-down of carrying value of materials and supplies inventory	—	—	—
Write-down of carrying value of property, plant and equipment	—	—	—

TOTAL EXPENSES	(85,097)	(13,297)	(98,394)

OPERATING LOSS	(85,097)	(13,297)	(98,394)

OTHER INCOME (EXPENSES)
Interest income	700	1,294	1,994
Interest expense	—	(3,667)	(3,667)
Foreign exchange gains	2,235	982	3,217
Change in fair value of derivative	—	—	—
Other (expense) income	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(82,162)	(14,688)	(96,850)
Provision of income and other taxes	(20,430)	(16)	(20,446)
Share of loss of significantly influenced investees	—	(505)	(505)

NET LOSS FROM CONTINUING OPERATIONS	(102,592)	(15,209)	(117,801)

CAPITAL EXPENDITURES	$98,447	$285	$98,732

TOTAL ASSETS	$7,736,958	$208,728	$7,945,686

18.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	FAIR VALUE ACCOUNTING (Continued)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2014
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$40,388	$29,337	$11,051	$—
Other long-term investments	204,135	—	—	204,135
Long-term investments included in non-current assets held for sale	(5,422)	(5,422)	—	—

	$239,101	$23,915	$11,051	$204,135

Liabilities:
Payable to related parties	$—	$—	$—	$—
Rights offering derivative liability	—	—	—	—
Embedded derivative liability	2,142	—	2,142	—
Liabilities included in non-current liabilities held for sale	(2,142)	—	(2,142)	—

	$—	$—	$—	$—

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$49,053	$31,121	$17,932	$—
Other long-term investments	254,253	—	—	254,253
Long-term investments included in non-current assets held for sale	(6,397)	(6,397)	—	—

	$296,909	$24,724	$17,932	$254,253

Liabilities:
Payable to related parties	$71,886	$—	$71,886	$—
Rights offering derivative liability	928,280	456,827	471,453	—
Embedded derivative liability	3,395	—	3,395	—
Liabilities included in non-current liabilities held for sale	(3,395)	—	(3,395)	—

	$1,000,166	$456,827	$543,339	$—

The Company’s freely tradeable long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments. Whereas, long-term investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments and the T-Bill.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	FAIR VALUE ACCOUNTING (Continued)

The standby purchaser fee liability, which was included within payable to related parties prior to its settlement in January 2014, was classified within level 2 of the fair value hierarchy as its fair value was determined using the optimal currency of exercise for a right.

The Company’s rights offering derivative liabilities were classified within levels 1 and 2 of the fair value hierarchy. The derivative financial liability associated with rights held by the Company’s noncontrolling shareholders was classified within level 1 of the fair value hierarchy as its fair value was determined by reference to published market quotations for the rights. The derivative financial liability associated with rights held by Rio Tinto was classified within level 2 of the fair value hierarchy as its fair value was determined using a forward pricing model, which uses readily observable inputs.

The Company’s embedded derivative liability, included within the convertible credit facility, is classified within level 2 of the fair value hierarchy as its fair value is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value, on a recurring basis, of the Company’s level 3 financial assets for the nine month period ended September 30, 2014.

	Tax Prepayment	T-Bills	Totals
Balance, December 31, 2013	$144,959	$109,294	$254,253
Accrued interest	1,532	2,371	3,903
Fair value redeemed	(65,013)	—	(65,013)
Unrealized gains included in other comprehensive income	8,113	2,879	10,992

Balance, September 30, 2014	$89,591	$114,544	$204,135

19.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable and other long-term investments. The significant concentrations of credit risk are situated in Mongolia and China. Turquoise Hill does not mitigate this risk.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the credit facilities (Note 7) and cash and cash equivalents. Interest rate risk is concentrated in Canada and Mongolia and principally relates to the U.S. dollar LIBOR. Turquoise Hill does not mitigate this risk.

20.	CONTINGENCIES

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	CONTINGENCIES (Continued)

(a)

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court has now consolidated these actions and appointed a lead plaintiff. The lawsuit seeks to recover damages resulting from alleged misstatements about the Company’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaint is without merit and will vigorously defend against the lawsuits. The Company filed a motion to dismiss on June 19, 2014. In the opinion of the Company, at September 30, 2014 a provision for this matter is not required.

(b)

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. The report with conclusions of the investigations by the NFC has been provided to the Prosecutor General of Mongolia. The Prosecutor General has issued criminal charges against the three former employees and SouthGobi’s Mongolian subsidiary SouthGobi Sands LLC may be held liable as “civil defendant” for alleged violations of Mongolian taxation law. The case was transferred to a Court of Justice for review by a judge in April 2014. On May 12, 2014, SouthGobi was advised that the appointed judge has concluded that the investigation on the case was incomplete and has ordered to return the case to the General Prosecutor for additional investigation. On June 24, 2014, SouthGobi announced it had been informed that the additional investigation has been completed and the case was transferred back to the First Instance 2nd District Court which set the trial date to June 30, 2014. Following the initial appearances before the court by all concerned parties, the trial date for the case was deferred until August 25, 2014.

The trial commenced on August 25, 2014 and following two (2) days of hearing, the panel of three appointed judges ordered the matter be returned to the Prosecutor General for further investigations. The Court’s decision is mainly based on the following findings during the hearing:

(i)	lack of clarity as to the nature and scope of which the three (3) former employees are being accused;

(ii)	insufficient evidence with respect to the accusations;

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	CONTINGENCIES (Continued)

(iii)

significant variations in the conclusions reached by the different investigations during the investigative period over the same allegations against the three (3) former employees and SouthGobi Sands LLC; and

(iv)	the investigators failed to review and consider all the information and documents provided by SouthGobi Sands LLC.

On October 7, 2014 the Mongolian investigation authority issued a resolution to order a re-investigation and new investigators to the case were appointed under that resolution.

As the case has been returned for further investigations, the likelihood or consequences of an outcome or any action taken against SouthGobi Sands LLC as “civil defendant” are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill views these accusations as unfounded and disputes these accusations and the procedures and conclusions of the investigations that led to these accusations, SouthGobi Sands LLC will vigorously defend itself and its three former employees against these charges. At this point, the three former employees continue to be subject to a travel ban. SouthGobi Sands LLC is designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including $1.5 million held in local bank accounts, in connection with its continuing investigation of these allegations. This $1.5 million is included within the prepaid expenses balance within current assets held for sale in our financial statements. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create potential difficulties for SouthGobi in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

In the opinion of Turquoise Hill, at September 30, 2014 a provision for this matter is not required.

(c)

In the first quarter of 2013, SouthGobi was subject to orders imposed by the IAAC which placed restrictions on certain of SouthGobi’s Mongolian assets. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of the Company. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default on SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

20.	CONTINGENCIES (Continued)

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

(d)

In June 2014, Oyu Tolgoi received a Tax Act (the “Tax Assessment”) from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2010 through 2012. The Company believes the Tax Assessment includes breaches of the tax stabilization provisions of the Investment Agreement. The unpaid taxes, penalties and fines imposed by the Tax Assessment were approximately $127 million and primarily related to withholding and value added taxes.

Given the nature of the Tax Assessment and the breaches of the Investment Agreement, two formal dispute resolution processes are being undertaken. Oyu Tolgoi has given formal notice to the Government of Mongolia of a dispute under the Investment Agreement. Although the notice period has been completed, Oyu Tolgoi has reserved its rights to commence formal International Arbitration proceedings.

Oyu Tolgoi appealed the full Tax Assessment to the Tax Dispute Resolution Council of the General Taxation Authority of Mongolia as outlined by the MTA and received a response from the Tax Dispute Resolution Council in September 2014, resulting in a reduction in the amount of unpaid taxes, penalties and fines imposed by the Tax Assessment from approximately $127 million to approximately $30 million. In October 2014 Oyu Tolgoi has submitted an appeal of the outcome from the Tax Dispute Resolution Council to the Administrative Appellate Court. Oyu Tolgoi maintains that certain items remaining under dispute are breaches of the Investment Agreement and has reserved its rights to dispute these breaches under the process outlined in the Investment Agreement.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement and Mongolian law and in the opinion of the Company at September 30, 2014, a provision is not required. The final amount of taxes to be paid depends on a number of factors including the outcome of appeals, negotiation and possible arbitration. Changes in management’s assessment of the outcome of this matter could result in adjustments to the Company’s income statement.